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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1995
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from ---------- to ----------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
 REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062















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                               CONTENTS


Report of independent auditors


Financial statements

Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                    Schedule

Schedule of assets held for investment purposes              1
Schedule of reportable transactions                          2





                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Salary Reduction Plan for Hourly Employees of
  IMC Global Operations Inc. Represented by
  United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statements of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of June 30, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1995 and 1994, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ERNST & YOUNG LLP

November 17, 1995
             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO

  STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             June 30, 1995



                                             Fund Information
                                    Fixed                      Bond
                                    Income Balanced  Equity    Index
                          Total      Fund    Fund     Fund     Fund

Investments, at fair value:
 Mutual funds -
   Vanguard Wellington
    Fund, Inc.           $   36,330         $36,330
   Fidelity Equity-Income
    Fund, Inc.               72,037                 $72,037
 LaSalle National Trust,
  N.A. Income Plus Fund      78,294 $78,294
 The Northern Trust Company
  Collective Treasury
  Bond
   Index Fund             1,346,764                         $1,346,764
 The Northern Trust Company
  Collective Short Term
  Investment Fund            35,544                             35,544
 Loans to participants       65,132                   9,605     55,527
                          ---------  ------  ------  ------  ---------
   Total investments      1,634,101  78,294  36,330  81,642  1,437,835

Cash                          4,630   1,664     878   1,836        252

Accrued interest and
 dividends                      536     393                        143
                          ---------  ------  ------  ------  ---------

Assets available for
 benefits                $1,639,267 $80,351 $37,208 $83,478 $1,438,230
                          =========  ======  ======  ======  =========













                  (See Notes to Financial Statements)
             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                                         CARLSBAD, NEW MEXICO


   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             June 30, 1994



                                            Bond Index
                                               Fund
Investments, at fair value:
 The Northern Trust Company
  Collective Treasury Bond Index Fund      $1,341,212
 The Northern Trust Company
  Collective Short Term Investment
  Fund                                         17,775
                                           ----------
   Total investments                        1,358,987

Receivables:
 Contributions receivable                       7,775
 Accrued interest                                  27
                                           ----------
   Total receivables                            7,802

Cash                                               18
                                           ----------
Assets available for benefits              $1,366,807
                                           ==========






















                  (See Notes to Financial Statements)
             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO

   STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                              INFORMATION
                   For the Year Ended June 30, 1995



                                           Fund Information
                                   Fixed                       Bond
                                   Income  Balanced Equity    Index
                       Total       Fund      Fund    Fund      Fund


Investment income:
 Interest and
  dividends          $  106,588   $ 1,154  $   424 $   717  $  104,293
 Net appreciation in
  fair value of
  investments            58,783              2,301   4,242      52,240
 Loans to participants
  - interest              1,683                        189       1,494
                     ----------   -------  ------- -------   ---------
   Total investment
    income              167,054     1,154    2,725   5,148     158,027

Participant contri-
 butions                251,010    21,891   11,580  21,160     196,379

Cash distributed to
 withdrawing partici-
 pants                (145,604)                              (145,604)
Transfers of invest-
 ment direction                    57,306   22,903  57,170   (137,379)
                     ----------   -------  ------- -------   ---------
Net increase in assets
 available for benefits 272,460    80,351   37,208  83,478      71,423

Assets available for
 benefits- beginning
 of year              1,366,807                              1,366,807
                     ----------   -------  ------- -------   ---------

Assets available for
 benefits- end of
 year                          $1,639,267  $80,351 $37,208     $83,478
$1,438,230
                     ==========   =======  ======= =======   =========








                  (See Notes to Financial Statements)
             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO

   STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                              INFORMATION
                   For the Year Ended June 30, 1994



                                           Bond Index
                                               Fund
Investment income (loss):
 Interest                                  $   93,377
 Net depreciation in fair value
  of investments                            (110,926)
                                           ----------
   Total investment (loss) income            (17,549)

Participant contributions                     241,800

Cash distributed to withdrawing
 participants                               (149,419)
                                           ----------
Net increase in assets available
 for benefits                                  74,832

Assets available for benefits-
 beginning of year                          1,291,975
                                           ----------

Assets available for benefits-
 end of year                               $1,366,807
                                           ==========























                  (See Notes to Financial Statements)
             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO

                     NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan
    The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
    The Plan was established on July 1, 1983 and was most recently restated on June 30, 1991. Hourly employees at Carlsbad, New Mexico operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan on the July 1 or January 1 following their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is maintained pursuant to a collective bargaining agreement between the Company and the Union.

Contributions
    The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $250 each pay period, but not to exceed 25 percent of the participant's compensation within the meaning of Section 415 of the Internal Revenue Code (the IRC). A participant may change the amount of payroll deduction on each July 1 or January 1. The Plan provides a qualified cash and deferred arrangement within the meaning of Section 401(k) of the IRC; such contributions were subject to the calendar year maximum of $9,240 in 1995 and 1994.

Participant Accounts
    Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends and net realized and unrealized gains or losses on the last day of each month.

Administrative Expenses
    Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
    The Plan investments are administered by The Northern Trust Company as successor trustee to the Western Commerce Bank under a trust agreement dated September 30, 1983. Investment programs available to participants are as follows:

   Fixed Income Fund - Investments of the Fixed Income Fund are managed by LaSalle Street Capital Management, Ltd. Investments are made in shares of the LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which primarily invests in investment contracts, U.S. Government money market investments and alternative contracts backed by the U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

   Balanced Fund - Investments are made in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

   Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

   Bond Index Fund - Investments are made in shares of The Northern Trust Company Collective Treasury Bond Index Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

    Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Participants may elect to change the investment direction of their future contributions four times a year (July 1, October 1, January 1 and April 1). Such a change only affects the investment of the participants' contributions and employer contributions received by the Plan after the effective date of the change. The Fixed Income Fund, the Balanced Fund and the Equity Fund investment programs were introduced to the Plan effective January 1, 1995.

Vesting
    All Plan participants are immediately and nonforfeitably vested in their Plan accounts.

Withdrawals
    Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Deferred Distributions
    Participants who terminate employment and have an account balance in excess of $3,500 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

Loans to Participants
    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.

2.  Summary of Significant Accounting Policies

Investment Valuation
    All investments are carried at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the LaSalle National Trust, N.A. Income Plus Fund, The Northern Trust Company Collective Treasury Bond Index Fund and units of The Northern Trust Company Collective Short Term Investment Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Income Recognition
    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
    Participant contributions are recorded each pay period as withheld by the Company.

Participant Withdrawals
    Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at June 30, 1995 and 1994.

3.  Net Appreciation (Depreciation) in Fair Value of Investments
    During 1995 and 1994, net appreciation (depreciation) in fair value of the Plan's investments as determined by quoted market price was as follows:

                                    1995          1994
    Mutual funds -
     Balanced Fund               $   2,301
     Equity Fund                     4,242

    Bond Index Fund                 52,240    $(110,114)

    U.S. Government and
     government sponsored
     enterprise obligations                        (812)
                                 ---------     ---------
                                 $  58,783    $(110,926)
                                 =========     =========

4.  Significant Investments
    Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:
                                    1995        1994
    Fidelity Equity-Income
     Fund, Inc.                 $   72,037
    LaSalle National Trust,
     N.A. Income Plus Fund          78,294
    The Northern Trust Company
     Collective Treasury Bond
     Index Fund                  1,346,764    $1,341,212


5.  Federal Income Tax Status
    The Internal Revenue Service ruled on September 11, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.




















                        SUPPLEMENTAL SCHEDULES




                                                      Schedule 1


             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO

            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



                                          June 30, 1995
                             Principal amount
                              or number of                   Current
     Description             shares or units     Cost         value

Mutual funds -
  Vanguard Wellington
   Fund, Inc.           1,621 shares          $   34,029    $   36,330
  Fidelity Equity-
   Income Fund, Inc.    2,077 shares              68,018        72,037

LaSalle National Trust,
 N.A. Income Plus Fund 78,294 shares              78,294        78,294

The Northern Trust Company
 Collective Treasury Bond
 Index Fund (A)         6,497 shares           1,387,215     1,346,764

The Northern Trust Company
 Collective Short Term
 Investment Fund (A)    35,544 units              35,544        35,544

Loans to participants
 (9.5% - 10%)                $65,132              65,132        65,132
                                              ----------    ----------

  Total investments                           $1,668,232    $1,634,101
                                              ==========    ==========


NOTE:

(A)  Party-in-interest transactions not prohibited by ERISA.


                                                     Schedule 2



             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO

                  SCHEDULE OF REPORTABLE TRANSACTIONS

                       YEAR ENDED JUNE 30, 1995


                         Purchases                Sales
    Description        Number  Cost  Number  Cost  Proceeds Gain(loss)

Category (i) transaction -
 individual transactions
 in excess of 5 percent of
 plan assets:

The Northern Trust Company
  Collective Treasury Bond
  Index Fund (A)                        1  $160,473 $150,158 $(10,315)

Category (iii) transactions -
 series of transactions
 in excess of 5 percent of
 plan assets:

Fidelity Equity -
 Income Fund, Inc.      16   $75,797    1     7,779    7,946       167

LaSalle National Trust,
 N.A. Income Plus Fund  18    78,327    3        33       33       (B)

The Northern Trust Company
 Collective Short Term
 Investment Fund (A)    31   132,364   11   114,595  114,595       (B)


NOTES:

(A) Party-in-interest transactions not prohibited by ERISA.

(B) Due to the nature of these transactions, there is no gain or loss on disposition.

(C) There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1995.

                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               Salary Reduction Plan for Hourly Employees of
               IMC Global Operations Inc. Represented by
               United Steelworkers of America at Carlsbad, New Mexico

                                  ROBERT C. BRAUNEKER
                       -------------------------------------------
                                  Robert C. Brauneker
                       Chairman of the Employee Benefits Committee

Date:  December 11, 1995

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
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ROBERT C. BRAUNEKER
-------------------
Robert C. Brauneker  Executive Vice President      December 11, 1995
                     Chief Financial Officer


C. STEVEN HOFFMAN
-----------------
C. Steven Hoffman    Senior Vice President,        December 11, 1995
                     Marketing

ALLEN C. MILLER
---------------
Allen C. Miller      Senior Vice President,        December 11, 1995
                     Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith   Senior Vice President,        December 11, 1995
                     Secretary and General Counsel


JAMES D. SPEIR
--------------
James D. Speir       President and                 December 11, 1995
                     Chief Operating Officer